FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2002

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                  Chief Financial Officer
                  Teva Pharmaceutical Industries Ltd
                  (011) 972-2-589-2840

                Bill Fletcher
                  President and CEO
                  Teva North America.
                  (215) 591-8800

                Dorit Meltzer
                  Director, Investor Relations
                  Teva Pharmaceutical Industries Ltd.
                  (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA PHARMACEUTICAL INDUSTRIES LTD.
ANNOUNCES A TWO FOR ONE STOCK SPLIT

Jerusalem, Israel, November 25, 2002 - Teva Pharmaceutical Industries, Ltd. (Nasdaq: TEVA) announced today that the Board of Directors has approved a two for one stock split of the Company's Ordinary Shares/ADRs, which will be effected in the form of a 100% stock dividend. Each Ordinary Share/ADR will entitle its holder to one additional Ordinary Share/ADR. Shareholders of record at the close of business December 10, 2002, will receive one additional Ordinary Share/ADR for each Ordinary Share/ADR held.

Certificates for the additional shares/ADRs will be distributed by the Company's transfer agent on or about January 15, 2003.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: November 26, 2002